[Letterhead of Sullivan & Cromwell LLP]

September 8, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles
Jean Yu
Erin Donahue
Geoff Kruczek

Re:	Next.e.GO B.V. Amendment No. 5 to Registration Statement on Form F-4 Filed August 25, 2023 File No. 333-270504

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter and amendment no. 6 to the Registration Statement on Form F-4 (the “Amendment No. 6”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed with the Commission a registration statement on March 13, 2023 (the “Registration Statement”), amendment no. 1 to the Registration Statement (the “Amendment No. 1”) on June 1, 2023, amendment no. 2 to the Registration Statement (the “Amendment No. 2”) on June 27, 2023, amendment no. 3 to the Registration Statement (the “Amendment No. 3”) on July 20, 2023, amendment no. 4 to the Registration Statement (the “Amendment No. 4”) on August 10, 2023 and amendment no. 5 to the Registration Statement (the “Amendment No. 5”) on August 25, 2023.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s comments of August 31, 2023 with respect to the above referenced Amendment No. 5. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Amendment No. 6. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 6.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Amendment No. 5 to Registration Statement on Form F-4 filed August 25, 2023

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3. - Transaction Accounting Adjustments, page 209

1.	You state in the introductory paragraph “the Unaudited Pro Forma Condensed Combined Financial Information gives effect to adjustments required to convert Athena’s historical financial information to IFRS and its reporting currency to Euros.” In this regard, we note you removed footnote (b) and all related adjustments that reflected the differences between US GAAP and IFRS with respect to warrant classification. Please explain why you no longer believe such adjustments were required when it appears the Athena Warrants on the balance sheet as of December 31, 2022 did not meet equity classification and were subject to liability classification under IAS 32 and any change in fair value would have been recognized in the statement of operations. We note you also removed the change in fair value from the date of issuance to December 31, 2022 of €13.0 million from accumulated deficit of Athena as of December 31, 2022.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has reinserted footnote (b) and all related adjustments that reflect the differences between US GAAP and IFRS with respect to the warrant classification. The Company also reinserted the change in fair value from the date of issuance to December 31, 2022 of €13.0 million to the accumulated deficit of Athena as of December 31, 2022. However, since each warrant will be exchanged for 0.175 newly issued TopCo Shares at Closing, the Company removed the corresponding warrant liability and considered the fair value of the Warrant Shares as further described below in the last paragraph to response No. 2.

2.	We refer you to footnotes (13), (15) and (16) to the unaudited pro forma condensed combined balance sheet as of December 31, 2022. In each of the transactions described in the footnotes, we note you have valued TopCo shares with a nominal value of €0.12 per TopCo share. Please tell us why you believe using the nominal value in each of these transactions is appropriate and explain your basis for doing so. Additionally, we note you have changed the terms of the Earn-out Agreement in the BCA such that 10,000,000 shares of the 30,000,000 TopCo shares will issuable at closing and vest immediately. Please tell us how you have accounted for the Earn-out Agreement in the pro forma financial statements and the immediate vesting of the 10,000,000 TopCo shares.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 206 et seq.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

Regarding footnote (13.1) on page 211, the Company has valued the 10,000,000 TopCo Shares that will vest immediately as of closing at an aggregated fair value of $102 million based upon an estimated share price of the TopCo Shares at closing of $10.20 per share.

Regarding footnote (13.2) on page 211, the Company has revised its disclosure for the 20,000,000 earn-out shares and applied the assumptions laid out in the table under footnote (13.2) on page 211. The Company considered the earn-out as share-based payments with equity classification. The grant-date fair value has been measured using Monte Carlo Simulation. Please note that the Company included the stock compensation expense in connection with the earn-out as part of footnote (8) on page 213 in the pro-forma statement of operations.

Regarding footnote (15) on pages 211 and 212, the Company has revised its disclosure to include the fair value approach for the 3,000,000 Settlement Shares with an estimated share price at Closing of $10.20. The fair value of $31 million has been classified as equity. Moreover, the Company also revised its disclosure to reflect the corresponding settlement of the outstanding liability in the amount of $3 million as well as the financial instrument in the amount of $28 million. The Company included the financial instrument since the lender under the Bridge Financing may not sell, transfer or otherwise dispose of any of the TopCo Shares to the extent that sales of these shares by the lender result in net proceeds exceeding $3 million. Once the net proceeds from the sales of these shares exceed $3 million the lender is obligated to re-transfer remaining shares to TopCo and to pay to TopCo the excess amounts above $3 million earned through disposition of the relevant shares.

Regarding footnote (16) on page 212, the Company has revised its disclosure to include the fair value approach for the exchange of all 11,500,000 Athena Public Warrants and 530,000 Athena Private Placement Warrants into 2,105,250 TopCo shares. The fair value of $21 million of these TopCo shares (with an estimated share price at Closing of $10.20) has been classified as equity.

Earnings/(Loss) per Share, page 213

3.	We note that your pro forma EPS calculation reflects the 10,000,000 Earn-Out shares that will vest immediately as of Closing. However, your disclosure in footnote (4) of the pro forma EPS calculation table indicates that such shares are excluded from the weighted average shares outstanding – basic and diluted number. Please revise to resolve this inconsistency.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 213 of the Amendment No. 6.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

General

4.	We note that you are now proposing an exchange where holders of warrants will receive shares of common stock. Considering this change, please tell us how your fee table registers each class of security you intend to issue and an accurate number of shares. We note, for example, that note 2 to the fee table does not include shares to be issued in exchange for the warrants. Please also tell us how you determined not to file revised tax and legality opinions in connection with this change, rather than undated, “form” of opinions. It appears these opinions should be updated and refiled to account for this change.

Response:

The Company respectfully acknowledges the Staff's comments and in response, the opinions filed as Exhibit 5.1 as to legality and Exhibits 8.1, 8.2 and 8.3 as to taxation have been updated, executed and refiled, and the filing fee table filed as Exhibit 107 has been refiled and updated to register each class of security to be issued and registered pursuant to the Registration Statement.

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Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-5-

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP